EXHIBIT 99.1

Stantec Announces the Closing of $300 Million Senior Unsecured Notes Offering

(All financial figures are expressed in Canadian dollars)

EDMONTON, Alberta, Oct. 08, 2020 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Global engineering and design firm Stantec Inc. ("Stantec") today announced the closing of its previously announced private placement offering (the "Offering") of $300 million aggregate principal amount of senior unsecured notes due October 8, 2027 (the "Notes"). The Notes bear an interest rate of 2.048% per annum and were priced at par.

Stantec intends to use the net proceeds of the Offering to repay existing indebtedness and for general corporate purposes.

The notes are direct senior unsecured obligations of Stantec and rank pari passu with all of Stantec's existing and future senior unsecured indebtedness and senior in right of payment to any future subordinated indebtedness of Stantec. The Notes have been assigned a rating of BBB, with a stable trend, by DBRS Limited (DBRS Morningstar).

The Notes were not qualified for sale to the public under applicable securities laws in Canada and, accordingly, any offer and sale of the Notes in Canada was made on a basis which is exempt from the prospectus requirements of such securities laws. The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any other jurisdiction, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act). This news release shall not constitute an offer to sell or the solicitation of an offer to buy, any security, nor shall there be any offer to sell or a solicitation of an offer to buy the Notes in any jurisdiction where it is unlawful to do so.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

For further information:

Investor Contact	Media Contact
Tom McMillan	Stephanie Smith
Stantec Investor Relations	Stantec Media Relations
Ph: 780-917-8159	Ph: 780-917-7230
tom.mcmillan@stantec.com	stephanie.smith2@stantec.com

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Design with community in mind